Exhibit 23(a)
Consent of Independent Registered Public Accounting Firm

The Benefits Committee
Costco 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-180163 and 333-204739) on Form S-8 of Costco Wholesale Corporation of our report dated June 21, 2019, with respect to the statements of net assets available for benefits of the Costco 401(k) Retirement Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits, notes to the financial statements, and the supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of the Costco 401(k) Retirement Plan.

/s/ KPMG LLP
Seattle, Washington
June 21, 2019